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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                            SQUARE INDUSTRIES, INC.
                           (Name of Subject Company)
                 CENTRAL PARKING SYSTEM - - EMPIRE STATE, INC.
                                      AND
                          CENTRAL PARKING CORPORATION
                                    (Bidder)

                             ---------------------
                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------
                                    8522351
                     (CUSIP Number of Class of Securities)

                             ---------------------
                             MONROE J. CARELL, JR.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          CENTRAL PARKING CORPORATION
                       2401 21ST AVENUE SOUTH, SUITE 200
                           NASHVILLE, TENNESSEE 37212
                                 (615) 297-4255
      (Name, Address and Telephone Number of Persons Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

                             ---------------------
                                    COPY TO

                                  MARK MANNER
                   HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
                           1800 FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 256-0500
                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
                 $51,465,715                                     $10,294
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   * Determined solely for the purpose of calculating the filing fee. This amount is the sum of (i) $37,226,536, which was calculated by multiplying $31.00, the per share tender offer price, by 1,200,856, the number of outstanding shares of Common Stock, and (ii)
     $14,239,179, which was calculated by multiplying the amount of the excess, if any, of
     $31.00 over the exercise price per share of outstanding options and warrants to purchase shares of Common Stock by the number of shares of Common Stock subject to such options and warrants.
 [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid:     Not applicable.     Filing Party:   Not applicable.
Form or Registration No.:   Not applicable.     Date Filed:     Not applicable.

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
1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of above Person
                                 CENTRAL PARKING CORPORATION
                                          62-1052916
2       Check the appropriate Box if a Member of a Group                              (a) [ ]
          (See Instructions)                                                          (b) [ ]
3       SEC Use Only
4       Source of Funds (See Instructions)
          BK
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e)    [ ]
          or 2(f)
6       Citizenship or Place of Organization
          TENNESSEE
7       Aggregate Amount Beneficially Owned by Each Reporting Person
          0
8       Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See             [ ]
          Instructions)
9       Percent of Class Represented by Amount in Row (7)
          0.0%
10      Type of Reporting Person (See Instructions)
          CO



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of above Person
                         CENTRAL PARKING SYSTEM -- EMPIRE STATE, INC.
                                          62-1662458
2       Check the appropriate Box if a Member of a Group                              (a) [ ]
          (See Instructions)                                                          (b) [ ]
3       SEC Use Only
4       Source of Funds (See Instructions)
          BK
5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e)    [ ]
          or 2(f)
6       Citizenship or Place of Organization
          NEW YORK
7       Aggregate Amount Beneficially Owned by Each Reporting Person
          0
8       Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See             [ ]
          Instructions)
9       Percent of Class Represented by Amount in Row (7)
          0.0%
10      Type of Reporting Person (See Instructions)
          CO


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

     This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Central Parking System -- Empire State, Inc., a New York corporation ("Purchaser"), and an indirect wholly-owned subsidiary of Central Parking Corporation, a Tennessee corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Square Industries, Inc., a New York corporation (the "Company"), at a price of $31.00 per Share, payable $28.50 per Share net to the seller in cash promptly following completion of the Offer, without interest thereon, and an additional $2.50 per Share to be deposited by Parent in escrow as contingent consideration for distribution, in whole or in part, either to the seller or Parent based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 13, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Square Industries, Inc., a New York corporation, which has its principal executive offices at 921 Bergen Avenue, Jersey City, New Jersey 07306.

     (b) The class of equity securities being sought is all the outstanding shares of common stock, par value $.01 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date; Treatment of Stock Options; Contingency of Payment of Certain Amounts of the Offer Price, Merger Consideration and Option Consideration; Escrow Agreement") of the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Exhibit I of the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Exhibit I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Employment, Consultancy and Confidentiality and Noncompete Agreements; Agreement to Support the Transaction") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; Employment, Consultancy and Confidentiality and Noncompete Agreements; Agreement to Support the Transaction") and Section 11 ("Purpose of the

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Offer; Plans for the Company After the Offer and the Merger") of the Offer to
Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; Employment Consultancy and Confidentiality and Noncompete Agreements; Agreement to Support the Transaction") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; The Merger Agreement; Employment Consultancy and Confidentiality and Noncompete Agreements; Agreement to Support the Transaction") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) and (e) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 13 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger, dated as of December 6, 1996, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

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

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  --   Form of Offer to Purchase dated December 13, 1996.
(a)(2)  --   Form of Letter of Transmittal.
(a)(3)  --   Form of Notice of Guaranteed Delivery.
(a)(4)  --   Form of Letter from J.C. Bradford & Co. to Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.
(a)(5)  --   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees to Clients.
(a)(6)  --   Form of Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(7)  --   Summary Advertisement as published in The Wall Street Journal on December 13, 1996.
(a)(8)  --   Press Release issued by Parent on December 9, 1996.
(b)(1)  --   Form of $150,000,000 Credit Agreement dated December 12, 1996 by and among various banks with SunTrust Bank, Nashville, N.A. as Agent and Parent and certain of its subsidiaries.
(c)(1)  --   Agreement and Plan of Merger, dated as of December 6, 1996, by and among Parent,
             Purchaser and the Company.
(c)(2)  --   Form of Employment Agreement between Parent and Brett Harwood.
(c)(3)  --   Form of Noncompetition Agreements between Parent and each of Lowell Harwood,
             Sanford Harwood, and Leslie Harwood Ehrlich.
(c)(4)  --   Form of Consultancy Agreement with each of Lowell Harwood and Sanford Harwood.
(c)(5)  --   Escrow Agreement dated December 6, 1996 by and among Parent, Purchaser, Lowell
             Harwood, Sanford Harwood and First American National Bank as Escrow Agent.
(c)(6)  --   Agreement to Support the Transaction, dated December 6, 1996 by and among Parent,
             Purchaser, Lowell Harwood, Mrs. Lowell Harwood, Sanford Harwood, Brett Harwood,
             Mrs. Brett Harwood, Brett Harwood as custodian for his minor children, Leslie
             Harwood Ehrlich, Craig Harwood, Scott Harwood and Scott Harwood as custodian for his minor children.
(c)(7)  --   Confidentiality Agreement dated July 10, 1996 between Parent and the Company.
(d)     --   None.
(e)     --   Not applicable.
(f)     --   None.

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

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENTRAL PARKING SYSTEM -- EMPIRE
                                          STATE, INC.

                                          By:
                                            ------------------------------------
                                              Name: Monroe J. Carell, Jr.
                                              Title: Chairman and Chief
                                              Executive Officer

December 13, 1996

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CENTRAL PARKING CORPORATION

                                          By:
                                            ------------------------------------
                                              Name: Monroe J. Carell, Jr.
                                              Title: Chairman and Chief
                                              Executive Officer

December 13, 1996

                                 EXHIBIT INDEX



                                                                                      PAGE IN
                                                                                     SEQUENTIAL
EXHIBIT                                                                              NUMBERING
NUMBER                               DESCRIPTION OF EXHIBITS                           SYSTEM
-------      ----------------------------------------------------------------------- ----------
(a)(1)  --   Form of Offer to Purchase dated December 13, 1996......................
(a)(2)  --   Form of Letter of Transmittal..........................................
(a)(3)  --   Form of Notice of Guaranteed Delivery..................................
(a)(4)  --   Form of Letter from J.C. Bradford & Co. to Brokers, Dealers, Commercial
             Banks, Trust Companies and Nominees....................................
(a)(5)  --   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients................................................
(a)(6)  --   Form of Guidelines for Certification of Taxpayer Identification Number
             on Substitute Form W-9.................................................
(a)(7)  --   Summary Advertisement as published in The Wall Street Journal on
             December 13, 1996......................................................
(a)(8)  --   Press Release issued by Parent on December 9, 1996.....................
(b)(1)  --   Form of $150,000,000 Credit Agreement dated December 12, 1996 by and among various banks with SunTrust Bank, Nashville, N.A. as Agent and
             Parent and certain of its subsidiaries.................................
(c)(1)  --   Agreement and Plan of Merger, dated as of December 6, 1996, by and among Parent, Purchaser and the Company................................
(c)(2)  --   Form of Employment Agreement between Parent and Brett Harwood..........
(c)(3)  --   Form of Noncompetition Agreements between Parent and each of Lowell
             Harwood, Sanford Harwood, and Leslie Harwood Ehrlich...................
(c)(4)  --   Form of Consultancy Agreement with each of Lowell Harwood and Sanford
             Harwood................................................................
(c)(5)  --   Escrow Agreement dated December 6, 1996 by and among Parent, Purchaser,
             Lowell Harwood, Sanford Harwood and First American National Bank as
             Escrow Agent...........................................................
(c)(6)  --   Agreement to Support the Transaction, dated December 6, 1996 by and among Parent, Purchaser, Lowell Harwood, Mrs. Lowell Harwood, Sanford
             Harwood, Brett Harwood, Mrs. Brett Harwood, Brett Harwood as custodian for his minor children, Leslie Harwood Ehrlich, Craig Harwood, Scott
             Harwood and Scott Harwood as custodian for his minor children.
(c)(7)  --   Confidentiality Agreement dated July 10, 1996 between Parent and the
             Company.
(d)     --   None.
(e)     --   Not applicable.
(f)     --   None.